

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 18, 2016

Lawrence S. Wexler
Chief Executive Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

> **Re:** **Turning Point Brands, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 1, 2016**
> **File No. 333-207816**

Dear Mr. Wexler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Grow Share of Existing Product Lines, page 4

1. Please refer to the second and third paragraphs and the concluding sentence of each. Please revise to include balancing language that you may not achieve the disclosed national market share or brand rank based on expanded retail distribution or, alternatively, please delete. Similarly revise under "Grow Share of Existing Product Lines," at page 76.

Summary and Selected Historical Condensed Consolidated Financial and Other Information, pages 13 and 49

2. Refer to footnote (2) for the pro forma as adjusted net income available per share data. Please expand this section to provide disclosure of the total number of common stock to be issued in the Conversion for the 7% Senior Notes and for the floating rate PIK Toggle Notes.

3. In addition, please expand footnote (2) to disclose that the pro forma interest reduction and loss on extinguishment of PIK Toggle Notes are assuming the Conversion and Anchor Order transactions would have occurred as of January 1, 2015. Please provide to us your computations of each of the pro forma adjustments for the PIK Toggle Notes for the interest reduction and loss on extinguishment. With respect to the pro forma interest reduction for the PIK Toggle Notes, it is unclear why the interest amounts are different assuming no Anchor Order and full Anchor Order, given that in both scenarios, the entire PIK Toggle Notes are being fully converted or redeemed. Please explain.

4. Refer to footnote (3) for the pro forma as further adjusted net income available per share data. Please expand to disclose the total number of common stock to be issued in the IPO that will be used to repay certain borrowing under the Second Lien Credit Facility and to redeem the Intrepid Warrants and Intrepid Options. In this regard, expand to disclose the additional shares that will be included in the weighted average shares computation for both the assuming no Anchor Order and assuming full Anchor Order. Please also supplementally provide us with your computations of the pro forma adjustments for interest reduction and loss on extinguishment of debt.

5. Refer to the Balance Sheet Data section. For the each of the four pro forma columns that assume no Anchor Order and full Anchor Order, please provide us with your computations in arriving at such amounts as compared to the actual amounts as of December 31, 2015. In this regard, please provide us with the individual adjustments recorded for each column and explain such adjustment. Also, please give consideration to expanding footnotes 2 and 3 to provide additional disclosure of the pro forma adjustments made to the balance sheet for the impact of the Conversion, Anchor Order and IPO.

6. Refer to the Other Financial Information section. We note your newly inserted inclusion of Leverage Ratio, Free Cash Flow and Free Cash Flow Conversion, with respective disclosure at footnotes 6, 7 and 8. With respect to the Leverage Ratio, please expand the discussion to disclose the usefulness of this measure by management and whether such ratio is included in your debt agreements as a financial covenant.

7. Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to CD&I Question 102.07 on Non-GAAP Measures. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. You explain that this measure is useful to investors because it represents the cash that your operating business generates before taking into account cash movements that are non-operational. Please clarify the meaning of non-operational cash movements and explain why it is useful for investors to see cash generated before non-operational movements. In this regard, please be advised that payments for interest expense, which are currently excluded from your calculation of free cash flow, are an operating activity for purposes of the statement of cash flows. Finally, we note that you reconcile this measure to net cash provided by operating activities. In this regard, it appears that you are presenting this measure as a liquidity measure. Please be advised of the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K of excluding charges that require cash settlement from non-GAAP liquidity measures.

Security Ownership of Beneficial Owners and Management, page 108

8. We note the reference date of December 31, 2015. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Shares Eligible for Future Sale, page 117

9. You indicate that shares purchased pursuant to the Anchor Order could not be resold in the public market immediately following the offering as a result of restrictions under securities laws. Please clarify the restrictions to which you are referring.

Underwriting, page 122

10. Please briefly discuss the Anchor Order in this section.

You may contact Beverly A. Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Brett Nadritch
        Milbank, Tweed, Hadley & McCloy LLP